UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐Form N-SAR	☐ Form N-CSR
For Period Ended: January 29, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
Portrait Corporation of America, Inc.
Full Name of Registrant
PCA International, Inc.
Former Name if Applicable
815 Matthews-Mint Hill Road
Address of Principal Executive Office (Street and Number)
Matthews, North Carolina 28105
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Portrait Corporation of America, Inc. (the “Company” or “PCA”) is unable to file timely an Annual Report on Form 10-K for the fiscal year ended January 29, 2006 (“fiscal 2005”) because of the following:
(1)	The Company has experienced significant turnover in its financial and accounting area since the end of fiscal 2005, which resulted in delays in compiling the information required for the preparation of the audited annual financial statements to be included in the Form 10-K.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

James Robert Wren, Jr.	(704)	847-8011

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates sales to be slightly higher in fiscal 2005 than in the fiscal year ended January 30, 2005 (“fiscal 2004”), $325.5 million as compared to $323.4 million. The expected increase in sales resulted from an increase in the number of permanent studios, partially offset by a reduction in same studio sales in fiscal 2005 versus fiscal 2004. A decline in customers per studio is principally responsible for the decrease in same studio sales in fiscal 2005 as the average order size per customer posted a gain over fiscal 2004. The Company expects negative same studio sales trends to reduce gross profit from $65.2 million or 20.1% of sales in fiscal 2004, to $57.1 million or 17.6% of sales in fiscal 2005. Further, income from operations is expected to be reduced to 2.1% of sales in fiscal 2005, or $7.0 million, as compared to 5.4% of sales in fiscal 2004, or $17.5 million. These operating results are unaudited and actual results may vary, as discussed below under “Forward-Looking Statements,” based on the results of the audit of fiscal 2005. The continued weakness in sales and decline in gross profit and income from operations has had a significant impact on the Company’s liquidity. The Company’s ability to meet its financial obligations may be dependent on its ability to seek additional funds from outside sources or restructure its existing obligations. Further information regarding these matters is set forth in the Company’s report on Form 10-Q for the period ended October 30, 2005.

Forward-Looking Statements

Certain statements in this Form 12b-25 constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risk, uncertainties, and other factors, which may cause the actual results, performance, or achievement expressed or implied by such forward-looking statements to differ materially from the forward-looking statements. Specifically, all statements regarding PCA’s financial results for fiscal 2005 are the Company’s preliminary expectations of the results it anticipates reporting when it files its Form 10-K for fiscal 2005. These preliminary results are subject to change based on the results of the audit of fiscal 2005 being conducted by the Company’s newly engaged registered independent public accounting firm. Although PCA believes these forward-looking statements are reasonable, it can give no assurance that such statements will prove correct. PCA cautions that any forward-looking statements contained herein are not a guarantee of future performance and that actual results may differ materially. Additional relevant risk factors that could cause actual results to differ materially from matters expressed or implied by any such forward-looking statements are discussed under “Risk Factors” in the Company’s most recent report on Form 10-K filed with the SEC, as amended or supplemented from time to time by the Company’s reports on Form 10-Q and 8- K filed with, or furnished to, the SEC. These documents also may be examined at public reference facilities maintained by the SEC or accessed via the SEC’s EDGAR database through the web site of the SEC (http://www.sec.gov/). The Company does not undertake any obligation to update any forward-looking statements it makes and is not responsible for any changes to the disclosures in this Form made by wire or Internet services.

Portrait Corporation of America, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2006	By:	/s/ James Robert Wren, Jr.

J. Robert Wren Executive Vice President, General Counsel, Interim Chief Financial Officer, Secretary and Treasurer